UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05037429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49200

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road
(No. and Street)

Rockville, (City) Maryland (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Brophy (443) 276 - 0578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

250 W. Pratt Street, Suite 2100 (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/05
S.S

AFFIRMATION

I, Peter Brophy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rydex Distributors, Inc. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Sworn before me this 25th day
of February, 2005:

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control (A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.)

See also PUBLIC report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

RYDEX DISTRIBUTORS, INC.
(SEC ID No. 8-49200)

Statement of Financial Condition
as of December 31, 2004
and
Independent Auditors' Report
and
Supplemental Report on Internal Control

****

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 W. Pratt St.
Baltimore MD 21201
Telephone (410) 783 7600
Facsimile (410) 783 7680
www.pwc.com

Report of Independent Auditors

Board of Directors and Stockholder of
Rydex Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

RYDEX DISTRIBUTORS, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 13,753,200
Fees receivable from Rydex Funds	1,292,655
Commissions due from clearing broker dealer	77,605
Due from affiliated companies	64,068
Other receivables	220,438
Prepaid fees	4,887,284
Property and equipment, net	235,567
Restricted cash	100,000
Other assets	141,108
Total Assets	$ 20,771,925

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 3,005,192
Income taxes payable	23,930
Payable to investment advisors	4,157,669
Due to affiliated companies	1,909,261
Total Liabilities	9,096,052
Stockholder's equity	
Voting common stock, no par value; authorized, issued and outstanding 1,000 shares	-
Non-voting common stock, par value $.0001; authorized, issued and outstanding 100,000 shares	10
Capital in excess of par value	8,407,409
Retained earnings	3,268,454
Total Stockholder's Equity	11,675,873
Total Liabilities and Stockholder's Equity	$ 20,771,925

See accompanying notes to financial statement.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statement

December 31, 2004

1. Organization and Summary of Significant Accounting Policies

General

Rydex Distributors, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company has offices in Rockville, Maryland; Atlanta, Georgia and Denver, Colorado. The Company serves as distributor for the Rydex Series Funds, Rydex Dynamic Funds, and Rydex Variable Trust (the "Rydex Funds".)

The Company receives a mutual fund service fee from Rydex Variable Trust for providing shareholder services, and in turn, compensates service providers who have entered into agreements with the Company to provide such services. PADCO Advisors II, Inc. ("Advisors II"), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties which are in excess of the amount received by the Company.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of the specified funds. A portion of these fees are paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds.

The Company receives a mutual fund promotion fee from PADCO Advisors, Inc. ("Advisors") and Advisors II for services in connection with the promotion of Advisors, Advisors II and the Rydex Funds.

The Company acts as an introducing broker dealer. Customer accounts are carried by a clearing broker dealer on a fully disclosed basis. The company earns transaction and asset based fees based on customer activities and pays the clearing broker dealer fees for processing customer activity and maintaining the accounts.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside its affiliated group.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company had bank deposits in excess of insured limits of $13,094,064 at December 31, 2004. The Company believes it is not exposed to any significant credit risk on cash. The Company had $473,614 invested in money market mutual funds at December 31, 2004.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded over the useful lives of the assets of 3 to 7 years using accelerated methods. Depreciation on leasehold improvements is recorded over the shorter of the lease term or the useful life of the improvements. Amortization of software is on a straight-line basis over 3 years.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statement

December 31, 2004

1. Organization and Summary of Significant Accounting Policies (continued)

Prepaid fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors for distribution services. Some of these distribution service fees are paid in advance. The prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Affiliated Companies

The Company's owner also owns 80 percent of Advisors which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds (the "Funds") which are part of a mutual fund complex registered with the Securities and Exchange Commission under the Investment Company Act of 1940; 100 percent of Rydex Fund Services, Inc. ("Services") which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100 percent of Advisors II which provides management advisory services to the Rydex Variable Trust.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third-parties for providing such services. Advisors II reimburses the Company for the portion of the fees that it pays to third-parties which are in excess of the fees received from Rydex Variable Trust. The amount of fees reimbursed by Advisors II was $2,235,000 for the year ended December 31, 2004.

The Company has $473,614 invested in a money market mutual fund sponsored by Advisors at December 31, 2004.

2. Affiliated Companies (continued)

The Company receives some of its services from its affiliates which provide the use of its employees, facilities and utilities. The Company also shares certain other operating expenses with affiliates. A summary of amounts due from and payable to affiliated companies at December 31, 2004 follows:

Due from affiliated companies		
PADCO Advisors II, Inc.	$	64,068
	$	64,068
Due to affiliated company		
PADCO Advisors, Inc.	$	1,713,911
Rydex Fund Services, Inc.		195,350
	$	1,909,261

3. Property and Equipment

Property and equipment at December 31, 2004 is summarized as follows:

Category (useful life)		
Equipment (5 years)	$	247,104
Furniture (7 years)		60,080
Software (3 years)		82,730
Leasehold improvements (term of lease)		4,612
		394,526
Accumulated depreciation and amortization		(158,959)
	$	235,567

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland, Colorado and Georgia. Future minimum payments under these leases are as follows for years ending December 31:

2005		20,495
2006		8,120
Total minimum rental payments	$	28,615

5. Income Taxes

Income taxes are computed under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". Under the provisions of FASB 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2004, the Company recognized deferred tax assets in the amount of $15,102. This asset represents the temporary differences arising from the different methods of accounting for accrued vacation pay and depreciation used by the Company for tax and financial statement presentation.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6⅔ percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $4,828,018 which was $4,221,615 in excess of its required net capital of $606,403. The Company's net capital ratio was 1.88 to 1 at December 31, 2004.

The Company is exempt from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the sub paragraph (k)(2)(ii) thereof.

7. Retirement Plan

The Company has a qualified 401(k) plan which covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management.

8. Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 W. Pratt St.
Baltimore MD 21201
Telephone (410) 783 7600
Facsimile (410) 783 7680
www.pwc.com

Report of Independent Auditors on Internal Control

To the Board of Directors and Stockholders of
Rydex Distributors, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Rydex Distributors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealer, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005